

November 8, 2021

Ellen O'Connor Vos
Chief Executive Officer
Modular Medical, Inc.
16772 W. Bernardo Drive
San Diego, CA 92127

      Re: Modular Medical, Inc.
           Registration Statement on Form S-1
           Filed November 2, 2021
           File No. 333-260682

Dear Ms. Vos:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Lawrence Metelitsa, Esq.